 



Connect   🔒 Message   

Manuel Duarte · 3rd

Owner at Wing It!

Lodi, California, United States · 71 connections · **Contact info**

 Wing It!

 Sheridan High School

---

Activity

71 followers

Posts Manuel created, shared, or commented on in the last 90 days are displayed here.

See all activity

Experience



Owner

Wing It! · Full-time

Aug 2019 – Present · 1 yr 8 mos

Jackson, CA



Owner, DJ, Promoter, Web Designer

MannyD Entertainment · Self-employed

Jan 2007 – Present · 14 yrs 3 mos

Sutter Creek, California, United States



Radio Disc Jockey

Rancheria Radio · Full-time

Nov 2016 – Apr 2020 · 3 yrs 6 mos

Jackson, CA

Let go due to COVID-19 shutting down business.



Sales Manager

Cricket Wireless · Full-time

Jun 2016 – Nov 2016 · 6 mos

Jackson, California, United States



Diesel Tech 2 on Service Truck

Penske Truck Leasing · Full-time

Apr 2012 – Oct 2015 · 3 yrs 7 mos

Stockton, California, United States



Shop Foreman Diesel Tech

Gordon Trucking, Inc.

Apr 2009 – Apr 2012 : 3 yrs 1 mo

Modesto Area, California

Show fewer experiences ⌃

Education



Sheridan High School

2008 – 2012



Universal Technical Institute of Arizona Inc

Auto / Diesel & Industrial, Automotive / Diesel / Industrial Tech

2002 – 2004